ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-200212

Dated December 3, 2014

ETRACS S&P 500 VEQTOR Switch ETN

Profile		ETN Ticker: VQTS
Issuer	UBS AG

Key features

–  Strategy linked to volatility targeted S&P 500 Index and long/short VIX futures strategy

–  Volatility component aims to capture VIX roll yields and volatility drops (when allocated to short positions in VIX futures) and capture volatility spikes (when allocated to long positions in VIX futures)

Issuer Credit Rating[1]	A2 (Moody’s); A (S&P); A (Fitch)
CUSIP	90274D705
Primary exchange	NYSE Arca
Initial trade date	12/02/2014
Maturity date	12/02/2044
Leverage	1x
Annual Tracking Rate	0.95%, accrued on a daily basis
Underlying Index	S&P 500 VEQTOR Switch Index TR

About the ETN

The ETRACS S&P 500 VEQTOR Switch ETN (NYSE: VQTS) (“VQTS” or the “ETN”) is an exchange-traded note linked to the performance of the S&P 500 VEQTOR Switch Index TR, less investor fees. VQTS has been approved for listing on the NYSE Arca® exchange (subject to official notice of issuance).

Exchange-traded Notes are senior, unsecured, unsubordinated debt securities that provide investors with exposure to the total returns of various market indices, including those linked to stocks, bonds, commodities and/or currencies, less investor fees. ETRACS offers innovative investment products with easy access to markets and strategies that may not be readily available in the existing marketplace.

About the Underlying Index

The S&P 500 VEQTOR Switch Index seeks to simulate a dynamic portfolio that allocates between equity and volatility based on realized volatility in the broad equity market. The allocation to the equity component is dynamically adjusted to gain exposure to the S&P 500 with a target volatility of 10%. The remainder of the index is allocated to the S&P 500 VIX Futures Long/Short Switch Index (the “Futures Index”) that allocates between cash and long or short positions in an index of VIX futures with a constant one month maturity. The Index was launched on November 17, 2014 and, therefore, has no performance history prior to that date.

ETRACS : Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS S&P 500 VEQTOR Switch ETN

Benefits of Investing

–	Strategy linked to volatility targeted S&P 500 Index and long/short VIX futures strategy
–	Volatility component aims to capture VIX roll yields and volatility drops (when allocated to short positions in VIX futures) and capture volatility spikes (when allocated to long positions in VIX futures)
–	Convenience of an exchange-traded security

Selected Risk Considerations

An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the prospectus supplement for the ETRACS ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

–	You may lose some or all of your principal — The ETNs are exposed to any decline in the level of the Index caused by any daily decrease in the level of the S&P 500® Index or of the Futures Index (which takes either a long or short position in S&P 500 VIX futures with a constant one-month maturity, as determined by the curvature of the VIX futures term structure, taking a long position when the curvature is convex and a short position when the curvature is concave). Because the negative effect of the Fee Amount, and the Redemption Fee Amount, if applicable, reduces your final payment, any increase in the Index level, which measures the return from allocating between the S&P 500® Index (based on the realized volatility of the S&P 500® Index) and the Futures Index, over the term of the ETNs will need to be sufficient to offset the negative effect of the Fee Amount, and the Redemption Fee Amount, if applicable, in order for you to receive an aggregate amount over the term of the ETNs equal to your initial investment in the ETNs. If the level of the Index, as affected by the allocation between the S&P 500® Index and the Futures Index, is insufficient to offset the negative effect of the Fee Amount, and the Redemption Fee Amount, if applicable, over the relevant period, you will lose some or all of your investment at maturity, call, acceleration or upon early redemption.
–	The realized volatility of the S&P 500® Index, calculated as described in the ETRACS Prospectus may not always correlate with the performance of the S&P 500® Index and the Futures Index in a manner that will result in an increase in the level of the Index — The ETNs are linked to the level of the Index, which, in turn, allocates between equity (represented by the S&P 500® Index) and equity volatility (represented by the Futures Index)

based on realized volatility in the broad U.S. Large Cap equity market. The Index has a target realized volatility for its equity component of 10%. When realized volatility is 10% or less, the Index allocates 100% to the S&P 500® Index. When realized volatility exceeds 10%, the Index allocates a portion to the S&P 500® Index and the remainder to the Futures Index. We expect the value of the ETNs to increase as the level of the Index increases, which will be, generally, when (i) the S&P 500® Index increases in value, especially during periods of low volatility; or (ii) the Futures Index increases in value while realized volatility is greater than 10%, resulting in an allocation to the Futures Index (assuming any decrease in the S&P 500® Index during such time doesn’t outweigh the Futures Index increase). There can be no assurance, however, that the performance of the S&P 500® Index or the Futures Index will correlate with realized volatility in a manner that causes the level of the Index to increase. For example, the level of the S&P 500® Index may decrease during a period when realized volatility is 10% or less, resulting in the Index allocating 100% to the S&P 500® Index during a period when it is decreasing in value, which will, in turn, cause the level of the Index to decrease. If the S&P 500® Index decreases during a period when realized volatility exceeds 10%, the Index may decline at a lower rate because a portion of the Index is allocated to the volatility component instead of being 100% allocated to the S&P 500® Index.

However, the Futures Index, and therefore, the Index, may allocate to short S&P 500 VIX futures positions (the Inverse Spread Index) at a time when VIX futures are appreciating, or it may allocate to long S&P 500 VIX futures positions (the Spread Index) at a time when VIX futures are declining. Therefore, if realized volatility of the S&P 500 Index is greater than 10% such that the Index allocates to both the S&P 500 Index and the Futures Index, then any decline in the S&P 500 Index may not be mitigated or offset by the performance of the Futures Index, which may also be declining at that time. In addition, as described in more detail in the ETRACS Prospectus, the Futures Index will not “flip” between the long and short position without observing 3 consistent signals as to the curvature of the VIX futures term structure, so the allocation of the Index on a given Trading Day may not correspond to the curvature of the VIX futures term structure. For example, the curvature of the VIX futures term structure may be convex on a given Trading Day, but the Index will not allocate to the long position unless three consistent “convex” signals have been observed. There is no guarantee that such signals will correlate with the performance of the Sub-Indices in a manner that results in an increase in the level of the Futures Index, causing an increase in the value of the Index and therefore of the ETNs.

ETRACS : Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS S&P 500 VEQTOR Switch ETN

–	In addition, there is no guarantee that the past curvature of the VIX futures term structure, which is used to determine whether to allocate to the Spread Index or the Inverse Spread Index, will correctly determine which Sub-Index to allocate to. You may lose some or all of your investment if the level of the S&P 500® Index decreases or if the level of the Futures Index decreases during a period when realized volatility is greater than 10%, which, in turn, will cause the level of the Index to decline over the term of your ETNs. It is possible that the dynamic allocation between the equity and volatility components could produce a lower investment return than a simple investment in the equity component alone.
Accordingly, there is no assurance that the Index will outperform any alternative strategy that might be employed with respect to the equity and volatility components.
–	Market and volatility risk - The return on the ETNs, which may be positive or negative, is directly linked to the level of the Index, which, in turn, measures the return from allocating between the S&P 500® Index (based on the realized volatility of the S&P 500® Index) and the Futures Index, which takes either a long or short position in S&P 500 VIX futures with a constant one-month maturity, as determined by the curvature of the VIX futures term structure, taking a long position when the curvature is convex and a short position when the curvature is concave. The performance of the S&P 500® Index is based on the prices of the constituent equity securities. The performance of the Futures Index and each of the Sub-Indices is based on the prices of one or more futures contracts on the VIX Index, which measures the 30-day forward volatility of the S&P 500® Index as calculated based on the prices of certain put and call options on the S&P 500® Index. The level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index are each affected by a variety of factors and may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of each Sub-Index, the Futures Index, the Index and the value of your ETNs in unforeseeable ways.
–	Credit of issuer - The ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity, call, acceleration or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETNs prior to maturity, call, acceleration or early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.
–	A trading market for the Securities may not develop - Although the ETNs have been approved for listing on NYSE Arca, subject to official notice of issuance, a trading market for the ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of the ETNs shown on the cover of the ETRACS Prospectus. We may suspend or cease sales of the ETNs at any time, at our discretion. Therefore, the liquidity of the ETNs may be limited.
–	No interest payments from the ETNs — You will not receive any interest payments on the ETNs.
–	Minimum redemption amount — You must elect to redeem at least 50,000 ETNs for UBS to repurchase your ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs for redemption with those of other investors to reach this minimum requirement and there can be no assurance that they can or will do so. Therefore, the liquidity of the ETNs may be limited.
–	Your redemption election is irrevocable -You will not be able to rescind your election to redeem your ETNs after your redemption notice is received by UBS. Accordingly, you will be exposed to market risk in the event market conditions change after UBS receives your offer and the Redemption Amount is determined on the applicable Valuation Date.
–	Potential automatic acceleration - In the event the indicative value of the ETNs (i) equals $5.00 or less on any Index Business Day or (ii) decreases in value at least 60% as compared to the closing indicative value on the previous Trading Day, the ETNs will be automatically accelerated and mandatorily redeemed by UBS and you will receive a cash payment equal to the Acceleration Amount.
–	Uncertain tax treatment - Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
–	UBS’s Call Right - UBS may elect to redeem all outstanding ETNs on any Trading Day on or after December 3, 2015 as described in the ETRACS Prospectus. If UBS exercises its Call Right, the Call Settlement Amount may be less than your initial investment in the ETNs.

ETRACS : Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS S&P 500 VEQTOR Switch ETN

Footnotes

1) The issuer credit rating as of November 25, 2014 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETNs.

Disclosures

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. The S&P 500 VEQTOR Switch Index (the “Index”) is a product of S&P Dow Jones Indices LLC (“S&P DJI”) and has been licensed for use by UBS AG. S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); S&P 500 VEQTOR Switch Index™ is a trademark of S&P DJI and/or its affiliates; VIX® is a registered trademark of Chicago Board Options Exchange, Incorporated (“CBOE”). These trademarks have been licensed for use by S&P DJI and sublicensed for certain purposes by UBS AG. The ETRACS ETN is not sponsored, endorsed, sold or promoted by S&P DJI, S&P, CBOE or any of their respective affiliates or their third party licensors and such parties make any representation regarding the advisability of investing in the ETRACS ETN.

For questions or additional information about ETRACS

Contact us	ETRACS Investor Service Center: +1-877-387-2275	Email: etracs@ubs.com
	Hours available: Monday to Friday 8:00 a.m. - 5:00 p.m. EST	Website: www.etracs.com